STOKE THERAPEUTICS, INC.

45 Wiggins Avenue

Bedford, MA 01730

May 26, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Life Sciences

Re:	Stoke Therapeutics, Inc.

Registration Statement on Form S-3

Filed May 20, 2022

File No. 333-265107

Via EDGAR - Acceleration Request

Requested Date:    May 31, 2022

Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Stoke Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

STOKE THERAPEUTICS, INC.

By:	/s/ Stephen J. Tulipano
Stephen J. Tulipano
Chief Financial Officer

cc:	Edward M. Kaye, Chief Executive Officer

Jonathan Allan, Deputy General Counsel

Stoke Therapeutics, Inc.

Robert A. Freedman, Esq.

Julia Forbess, Esq.

Fenwick & West LLP